Mail Stop 3561

July 10, 2009

Edward Barnes
Chief Financial Officer
JetBlue Airways Corporation
118-29 Queens Boulevard
Forest Hills, New York 11375

        RE: JetBlue Airways Corporation
                Form 10-K for the fiscal year ended December 31, 2008

                File No. 000-49728

Dear Mr. Barnes:

We have reviewed your response letter dated June 4, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on June 1, 2009

1. We note from your disclosure that the Company is filing this current report on Form 8-K solely to show the effects of the adoption of FSP APB 14-1, on the accounting for the Company's 2005 3.75% convertible unsecured notes due 2035 in its historical annual financial information included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008. In this regard, please revise your future filings to include in the notes to your financial statements all the disclosures outlined in paragraph 30 through 33 of FSP APB 14-1 and all the transition disclosures set forth in paragraph 17 of SFAS No 154. It appears from your disclosures in the note 1 and 2 to your financial statements included in the Form 8-K filed on June 1, 2009 that you did not include all the disclosures outlined in paragraph 31(b), 32(a), 33(a) and 33(b) of FSP APB 14-1, and paragraph 17(b) and (c) of SFAS No. 154.

Other

2. As previously requested in our prior comment letter dated May 20, 2009, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Edward Barnes, Chief Financial Officer
(718) 709-3639